Mail Stop 6010   June 6, 2007

Mr. Mark Leuchtenberger
Chief Executive Officer
Targanta Therapeutics Corporation
222 Third Street, Suite 2300
Cambridge, MA 02142-1122

> **Re: Targanta Therapeutics Corporation**
> **Registration Statement on Form S-1**
> **Filed May 11, 2007**
> **File No. 333-142842**

Dear Mr. Leuchtenberger:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Stock-based Compensation, page 56

1. Since you have not disclosed an estimated offering price, we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comments in this regard after reviewing your response and when the amendment containing that information is filed. We do however note your disclosures regarding how the board of directors determined the fair value of your common stock. In order or us to fully understand the fair values reflected in your financial statements please expand your chronological schedule to include all equity instruments

issued since January 1, 2006 through the date of your response. Also expand the chronological schedule for the following information separately for each equity issuance:

    a. Management's fair market value per share estimate and how the estimate was made;
    b. An explanation of how the fair value of the convertible preferred stock and common stock relate, given the applicable conversion ratios;
    c. The identity of the recipient, indicating if the recipient was a related party;
    d. Nature and terms of concurrent transactions; and
    e. The amount of any compensation or interest expense element.

Financial Statements, page F-3

2. Please update your financial statements to include the most recent interim period in accordance with Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-9

Note 7. Patent Costs, page F-23

3. Please describe to us the types of patents purchased, how you use them in your operations and your rational for charging patent costs to general and administrative expenses. Considering your research and development activities it would seem that patent costs would be charged to research and development expense.

Note 9. Convertible Debt, page F-24

4. It appears that your first and second tranche convertible notes are convertible into a variable number of preferred stock shares. Please disclose the conversion terms for the convertible note contracts. Please provide us with your analysis of how you determined the contract is a debt with a beneficial conversion feature and what consideration was given to bifurcating the embedded derivative from the debt contract. Also, provide us with your analysis of this contract under SFAS 133 and EITF 00-19.

Note 19. May 2007 Equity Grants

5. Disclose how you will account for the May 2007 grants and the amount of compensation expense to be recognized, if any. Clarify how 1.8 million options can replace the 43,234 options to be cancelled. Also, clarify how the 1.8 million options can be granted under the 2005 plan when only 5,989 shares are available as disclosed at the bottom of page F-33.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: William B. Asher, Esq.
        Brian P. Lenihan, Esq.
        Lee S. Feldman, Esq.
        Choate Hall & Stewart LLP
        Two International Place
        Boston, Massachusetts 02110